Exhibit 12.1

(dollars in thousands)

	Year Ended December 31,					Six Months June 30,
	2003	2004	2005	2006	2007	2007	2008
Ratio of Earnings to Fixed charges
Earnings
Net Loss from continuing operations	$(11,548)	$(4,540)	$(22,347)	$(94,884)	$(41,091)	$(31,227)	$(10,372)
Fixed Charges
Interest expense on Indebtedness	76	723	4,962	4,348	3,844	1,884	1,617
Amortization of Borrowing Expenses	—	52	620	417	344	172	172
Portion of Rental Expense under operating leases deemed to be representative of the interest factor	652	644	1,333	3,833	3,867	2,467	1,967

Net Fixed Charges	728	1,419	6,915	8,598	8,055	4,523	3,756

Earnings plus fixed charges	$(10,820)	$(3,121)	$(15,432)	$(86,286)	$(33,036)	$(26,704)	$(6,616)

Ratio of Earnings to Fixed charges	NA	NA	NA	NA	NA	NA	NA

Deficiency of earnings to fixed charges	$11,548	$4,540	$22,347	$94,884	$41,091	$31,227	$10,372